Exhibit 99.6

PRESS RELEASE

Oman: TotalEnergies signs Exploration and Production
Sharing Agreement for onshore Block 11

Paris, September 16, 2022 – TotalEnergies, along with its partners, has signed an Exploration and Production Sharing Agreement (EPSA) with the Ministry of Energy and Minerals (MEM) of the Sultanate of Oman in the onshore Block 11. The first stage of the EPSA activities will see seismic acquisition in late 2022, with a first exploration well planned to be drilled in 2023.

TotalEnergies will hold a 22.5% interest in the block, OQ 10% and Shell with 67.5% will be the operator. Block 11 contains undeveloped discoveries and exploration potential.

“Our recent activities in Oman are a demonstration of TotalEnergies’ strategy of transformation into a multi-energy company. Today’s entry into the Block 11 gives us the opportunity to unlock additional potential to meet domestic and export gas demand. It strengthens our strategic relationship with the Sultanate of Oman, as illustrated last December by our entry into the neighbouring Block 10 gas concession, and the start of construction last July of 17-megawatt-peak solar photovoltaic systems providing power to a desalination plant”, said Laurent Vivier, Senior Vice President Middle East and North Africa, Exploration and Production, at TotalEnergies.

H.E. Eng. Salim bin Nasser Al Aufi, Minister of Energy and Minerals in Oman said: “There is a continuous focus in MEM on enhancing the natural gas reserves of the Sultanate of Oman through exploration and appraisal activities undertaken by several companies in the country. This agreement strengthens the strategic relations with partners in the sector such as Shell, TotalEnergies, OQ and others to ensure Oman’s energy security and attract more foreign investment, adding the highest value to the local supply chain.”

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About TotalEnergies in Oman

In 2021, TotalEnergies’ production in Oman was 39 kboe/d.

TotalEnergies produces oil in Block 6 (4%), as well as LNG through its participation in the Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG) liquefaction complex with an overall capacity of 10.5 Mt/y. In 2021 TotalEnergies signed a Concession Agreement to develop natural gas resources on the onshore Block 10 (26,55%), with first gas is expected in 2023. TotalEnergies also operates exploration Block 12 (80%). TotalEnergies also contributes to the development of renewables in the country.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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